# CoPeace

GROW YOUR MONEY FOR GOOD

CoPeace is a first-of-its-kind holding company, building a portfolio of carefully selected for-profit companies having measurable social and environmental impact. Investing in CoPeace is available to everyone.

An affordable investment option, **prioritizing long-term impact**, while striving for financial returns

Utilizes investor capital to purchase **controlling interests** in complementary, purpose-driven holdings

Creates **an inclusive path** for impact investing, including communities overlooked in traditional investing

## PORTFOLIO CRITERIA

### SOCIAL AND ENVIRONMENTAL CONSIDERATIONS

Companies striving for measurable, positive impact toward a social or environmental problem

### MANAGERIAL HEALTH OF THE COMPANY

Companies with a competent management team and sound board leadership

### TRANSPARENCY AND ACCOUNTABILITY

Measurable impact shown through finance, policy, and info sharing

### PROFITABILITY

Positive profit margins or viable potential for profit within a reasonable period of time

## MARKET VALIDATION

**95%**

of Millennials express interest in sustainable investment practices

**65%**

of wealth advisors cited a lack of available financial products as the barrier to including sustainable investing in their portfolio

**$12 trillion**

the size of the sustainable investment industry, as of 2018, a 38% increase over two years

## TIMELINE

- **2018** — Incorporated CoPeace & Seed Funding
- **2019** — Initial Investments
- **MAY 2020** — $1.6 MM Private Placement closed
- **SUMMER 2020** — Regulation Crowdfunding Offering

copeace.com | contact@copeace.com
PO Box 631157, Highlands Ranch, CO 80163

# CoPeace

GROW YOUR MONEY FOR GOOD

## MEASURING IMPACT

Uses a combination of established industry metrics (e.g. IRIS, GIIRS), along with additional markers tailored to the impact goals of each specific holding.

CoPeace's impact is measured by the collective impact of its holdings.

Annual impact reports on each CoPeace holding will be publicly available on the CoPeace website, as part of CoPeace's dedication to transparency

## SELECTION STRATEGY

### HEAD

Identify potential companies with innovative, marketable concepts and strong leadership team

### HEART

Target companies combating world problems with measurable impact

### MATH

Analyze targets through a series of economic models and financial projections focused on identifying positive growth and potential target return

## CURRENT HOLDINGS

**UNCHARTED POWER** — POWER, REDEFINED.

A power access company addressing the transmission, monitoring, and storage of power to underserved communities

**CoFi PBLLC** — A COPEACE COMPANY

Financial consulting company providing projections and modeling to growing businesses at an affordable cost

**AST** — ADVANCED SUSTAINABLE TECHNOLOGIES

Cleantech company specializing in plasma gasification to process hazardous waste and generate electricity

## CURRENT RAISE | REGULATION CROWDFUNDING

**3%** ANNUAL DIVIDEND RETURN

**$120** PER SHARE

**SERIES B** PREFERRED SHARES

CoPeace is currently raising capital through a Regulation Crowdfunding offering. CoPeace will use the funding to make investments and acquire meaningful subsidiaries, as well as general operating costs.

*Disclaimer: This document contains forward looking projections which cannot be guaranteed*

copeace.com | contact@copeace.com
PO Box 631157, Highlands Ranch, CO 80163